FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2006 & 2005

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2005

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 & 2005

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	264,031,695	100	266,202,762	100

s02	CURRENT ASSETS	60,656,391	23	59,036,621	22
s03	CASH AND SHORT-TERM INVESTMENTS	16,151,244	6	24,715,138	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	28,732,527	11	26,602,435	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,862,752	3	4,381,383	2
s06	INVENTORIES	1,738,761	1	1,209,678	0
s07	OTHER CURRENT ASSETS	6,171,107	2	2,127,987	1
s08	LONG - TERM	3,006,436	1	856,208	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	2,999,860	1	848,893	0
s11	OTHER INVESTMENTS	6,576	0	7,315	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	156,902,853	59	160,334,146	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	472,640,746	179	456,253,533	171
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	323,917,451	123	305,089,100	115
s17	CONSTRUCTIONS IN PROGRESS	8,179,558	3	9,169,713	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,877,395	6	13,480,374	5
s19	OTHER ASSETS	28,588,620	11	32,495,413	12

s20	TOTAL LIABILITIES	158,075,765	100	147,639,769	100

s21	CURRENT LIABILITIES	50,487,259	32	47,694,442	32
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,651,272	4	3,355,975	2
s24	STOCK MARKET LOANS	5,900,000	4	12,184,986	8
s25	TAXES PAYABLE	1,809,700	1	1,793,372	1
s26	OTHER CURRENT LIABILITIES	36,126,287	23	30,360,109	21
s27	LONG - TERM LIABILITIES	88,192,065	56	81,311,856	55
s28	BANK LOANS	52,584,440	33	42,920,519	29
s29	STOCK MARKET LOANS	35,607,625	23	38,391,337	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	19,396,441	12	18,633,471	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	105,955,930	100	118,562,993	100

s34	MINORITY INTEREST	2,743,625	3	10,580,327	9
s35	MAJORITY INTEREST	103,212,305	97	107,982,666	91
s36	CONTRIBUTED CAPITAL	47,157,412	45	49,952,263	42
s79	CAPITAL STOCK (NOMINAL)	26,996,274	25	29,320,278	25
s39	PREMIUM ON SALES OF SHARES	20,161,138	19	20,631,985	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	56,054,893	53	58,030,403	49
s42	RETAINED EARNINGS AND CAPITAL RESERVE	128,605,333	121	133,258,080	112
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(72,550,440)	(68)	(75,227,677)	(63)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	16,151,244	100	24,715,138	100
s46	CASH	3,003,620	19	2,615,262	11
s47	SHORT-TERM INVESTMENTS	13,147,624	81	22,099,876	89

s07	OTHER CURRENT ASSETS	6,171,107	100	2,127,987	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,171,107	100	2,127,987	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,877,395	100	13,480,374	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,600,018	31	4,764,822	35
s49	GOODWILL	9,142,434	61	8,715,552	65
s51	OTHERS	1,134,943	8	0	0

s19	OTHER ASSETS	28,588,620	100	32,495,413	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	19,173,478	67	23,933,925	74
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,616,527	23	6,163,043	19
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,798,615	10	2,398,445	7

s21	CURRENT LIABILITIES	50,487,259	100	47,694,442	100
s52	FOREIGN CURRENCY LIABILITIES	5,351,272	11	15,540,962	33
s53	MEXICAN PESOS LIABILITIES	45,135,987	89	32,153,480	67

s26	OTHER CURRENT LIABITIES	36,126,287	100	30,360,109	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,925,111	5	1,679,952	6
s89	INTEREST LIABILITIES	2,053,977	6	1,579,160	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	32,147,199	89	27,100,997	89

s27	LONG-TERM LIABILITIES	88,192,065	100	81,311,856	100
s59	FOREIGN CURRENCY LIABILITIES	82,492,065	94	72,899,937	90
s60	MEXICAN PESOS LIABILITIES	5,700,000	6	8,411,919	10

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	19,396,441	100	18,633,471	100
s66	DEFERRED TAXES	17,123,621	88	16,509,620	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,272,820	12	2,123,851	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,996,274	100	29,320,278	100
s37	CAPITAL STOCK (NOMINAL)	252,539	1	275,564	1
s38	RESTATEMENT OF CAPITAL STOCK	26,743,735	99	29,044,714	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	128,605,333	100	133,258,080	100
s93	LEGAL RESERVE	21,047,527	16	20,471,844	15
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	79,023,841	61	82,780,312	62
s45	NET INCOME FOR THE YEAR	28,533,965	22	30,005,924	23

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(72,550,440)	100	(75,227,677)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,613,110)	20	(14,954,387)	20
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(63,500,766)	88	(62,540,989)	83
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	3,854,540	(5)	450,319	(1)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	55,736	0	222,011	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	825,983	(1)	1,595,369	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	827,177	(1)	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST (s26)
s63	OTHER LOANS WITH COST (s32)	0	0
s72	WORKING CAPITAL	10,169,132	11,342,179
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	124	119
s75	EMPLOYEES (*)	25,589	24,217
s76	WORKERS (*)	50,682	51,148
s77	OUTSTANDING SHARES (*)	20,203,118,170	22,045,082,270
s78	REPURCHASE OF OWN SHARER(*)	1,841,964,100	1,583,822,040
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

  This item shall be filled in when there have been granted guarantees that affects cash and cash equivalents (s03)

NOTE:

In references s57 and s63 it is only included the amount corresponding to the debts of the accounts s26 and s32 respectively.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	175,006,123	100	173,504,716	100
r02	COST OF SALES AND SERVICES	91,680,113	52	92,484,363	53
r03	GROSS INCOME	83,326,010	48	81,020,353	47
r04	OPERATING EXPENSES	35,035,378	20	29,172,748	17
r05	OPERATING INCOME	48,290,632	28	51,847,605	30
r06	COMPREHENSIVE FINANCING COST	3,626,086	2	5,653,512	3
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	44,664,546	26	46,194,093	27
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	44,664,546	26	46,194,093	27
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	16,060,590	9	15,359,031	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,603,956	16	30,835,062	18
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	457,876	0	69,056	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	29,061,832	17	30,904,118	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	29,061,832	17	30,904,118	18
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	29,061,832	17	30,904,118	18
r19	NET INCOME OF MINORITY INTEREST	527,867	0	898,194	1
r20	NET INCOME OF MAYORITY INTEREST	28,533,965	16	30,005,924	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	175,006,123	100	173,504,716	100
r21	DOMESTIC	124,692,540	71	129,533,263	75
r22	FOREIGN	50,313,583	29	43,971,453	25
r23	TRANSLATION INTO DOLLARS (***)	4,626,324	3	3,855,465	2

r06	COMPREHENSIVE FINANCING COST	3,626,086	100	5,653,512	100
r24	INTEREST EXPENSE	8,088,002	223	8,060,066	143
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	3,647,768	101	4,059,624	72
r46	OTHER FINANCIAL PRODUCTS			0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,639,144	45	3,761,792	67
r28	RESULT FROM MONETARY POSITION	(2,453,292)	(68)	(2,108,722)	(37)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	16,060,590	100	15,359,031	100
r32	INCOME TAX	12,672,171	79	14,879,944	97
r33	DEFERRED INCOME TAX	386,727	2	(2,570,165)	(17)
r34	EMPLOYEE PROFIT SHARING	3,001,692	19	3,049,252	20
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	175,006,123	173,504,716
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	175,006,123	173,504,716
r39	OPERATING INCOME (**)	48,290,632	51,847,605
r40	NET INCOME OF MAJORITY INTEREST (**)	28,533,965	30,005,924
r41	NET INCOME (**)	29,061,832	30,904,118
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	22,210,762	23,871,487

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	44,750,364	100	43,987,905	100
rt02	COST OF SALES AND SERVICES	23,507,208	53	22,986,582	52
rt03	GROSS INCOME	21,243,156	47	21,001,323	48
rt04	OPERATING EXPENSES	9,640,645	22	7,301,876	17
rt05	OPERATING INCOME	11,602,511	26	13,699,447	31
rt06	COMPREHENSIVE FINANCING COST	(223,888)	(1)	2,224,188	5
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	11,826,399	26	11,475,259	26
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,826,399	26	11,475,259	26
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,330,758	10	2,921,848	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,495,641	17	8,553,411	19
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	137,023	0	132,471	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,632,664	17	8,685,882	20
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,632,664	17	8,685,882	20
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	7,632,664	17	8,685,882	20
rt19	NET INCOME OF MINORITY INTEREST	231,870	1	100,523	0
rt20	NET INCOME OF MAYORITY INTEREST	7,400,794	17	8,585,359	20

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	44,750,364	100	43,987,905	100
rt21	DOMESTIC	32,168,145	72	34,567,057	79
rt22	FOREIGN	12,582,219	28	9,420,848	21
rt23	TRANSLATION INTO DOLLARS (***)	1,268,529	3	863,044	2

rt06	COMPREHENSIVE FINANCING COST	(223,888)	100	2,224,188	100
rt24	INTEREST EXPENSE	2,701,242	(1,207)	2,109,952	95
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	2,033,706	(908)	729,810	33
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	144,890	(65)	1,776,320	80
rt28	RESULT FROM MONETARY POSITION	(1,036,314)	463	(932,274)	(42)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,330,758	100	2,921,848	100
rt32	INCOME TAX	1,827,507	42	2,597,595	89
rt33	DEFERRED INCOME TAX	1,752,780	40	(330,228)	(11)
rt34	EMPLOYEE PROFIT SHARING	750,471	17	654,481	22
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,169,332	5,592,386

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	29,061,832	30,904,118
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	29,682,083	28,540,897
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	58,743,915	59,445,015
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(5,819,805)	(4,889,906)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	52,924,110	54,555,109
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,480,853	(1,149,152)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(32,314,916)	(27,777,660)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(28,834,063)	(28,926,812)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,653,941)	(23,467,348)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(8,563,894)	2,160,949
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	24,715,138	22,554,189
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	16,151,244	24,715,138

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	29,682,083	28,540,897
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,563,262	25,998,692
c41	+(-) OTHER ITEMS	5,118,821	2,542,205

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(5,819,805)	(4,889,906)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(3,227,374)	1,373,129
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(1,315,076)	(866,038)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(5,743,705)	1,850,776
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	4,466,350	(7,247,773)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,480,853	(1,149,152)
c23	+ BANK FNANCING	23,520,841	26,135,760
c24	+ STOCK MARKET FINANCING	646,443	328,202
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,076,552
c27	(-) BANK FINANCING AMORTIZATION	(14,945,688)	(18,784,900)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(513,045)	(1,892,897)
c29	(-) OTHER FINANCING AMORTIZATION	(4,819,639)	0
c42	+ (-) OTHER ITEMS	(408,059)	(8,011,869)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(32,314,916)	(27,777,660)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,654,878)	(1,488,943)
c31	(-) DIVIDENDS PAID	(8,525,608)	(9,110,551)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(22,134,430)	0
c43	+ (-) OTHER ITEMS	0	(17,178,166)

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(32,653,941)	(23,467,348)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(11,273,741)	(5,600,756)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(22,331,558)	(24,954,473)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	148,940
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	951,358	6,938,941

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.41		$1.36
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.41		$1.36
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.11		$4.90
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.42		$0.41
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.00	times	2.86	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.87	times	10.30	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	16.60%		17.81%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.64%		27.78%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.00%		11.60%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	28.41%		30.31%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.44%		6.82%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.65	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.11	times	1.08	times
p08	INVENTORIES ROTATION (**)	52.72	times	76.45	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51.39	days	47.99	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.61%		8.32%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	59.86%		55.46%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.49	times	1.24	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.57%		59.90%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	56.20%		50.71%
p15	OPERATING INCOME TO INTEREST PAID	5.97	times	6.43	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.10	times	1.17	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.20	times	1.23	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.38	times	0.39	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.99%		51.81%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	33.56%		34.26%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-3.32%		-2.81%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	6.54	times	6.76	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-12.07%		3.97%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	112.07%		96.02%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	68.38%		106.33%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

4th Quarter 2006

  In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.

  Billed line equivalents of 64 Kbps for data transmission rose 15.9% compared with the previous year totaling 2.3 million. In particular, penetration has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher-quality service levels.

  The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.

  In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.

  At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.

  Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with an average of 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.

  Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.

  During 2006, we continued our efforts to evolve the revenue mix from mostly single voice and data services to a greater proportion of multi-service packages. At the end of the year, there were more than 2.5 million basic packages and 465 thousand multi-service packages. "Línea Más Negocio" was launched in February 2005 and had 536 thousand services at December 31, 2006. At the same time, "Línea Hogar," launched in February 2006, had 361 thousand services. Both represent examples of products with good acceptance. Outgoing and incoming international long distance traffic increased 1.5% and 15.8%, respectively, compared with the same quarter of 2005. For the twelve months, outgoing and incoming international long distance traffic increased 4.8% and 31.8%, respectively.

  On November 4, 2006, Mexican regulatory authorities established domestic and international calling party pays. In the fourth quarter, domestic and international calling party pays caused domestic long distance traffic to decrease 1.2% compared with the same period of 2005. Calling party pays traffic increased 221 million minutes in the quarter. Domestic and international calling party pays revenues totaled 534 million pesos in the quarter.

  In Brazil, the main revenue generators continued to increase. At Embratel, line equivalents of 64 Kbps increased 34.5%, local service access 31.6% and domestic long distance traffic increased 20.2%. The Triple Play service that was introduced in March 2006 through Net Serviços serves 181.9 thousand customers.

  During the quarter we followed through with the tender offer for shares of Embartel Participaçoes ("Embratel Holdings"), reaching ownership of 97.4% at February 8, 2007. This is an example of TELMEX's commitment to develop markets in other countries that have growth potential in the region and generate value for our shareholders. Additionally, in Colombia we reached an agreement to acquire TV Cable and Cable Pacífico, both cable TV companies, which will allow us to integrate a triple play offer in that country. In Peru, we are in the process of acquiring Boga, a cable TV company that serves Lima and Chiclayo. These operations further strengthen our presence in the region and complement our service offerings.

  In the fourth quarter, consolidated revenues reached 44.8 billion pesos, 1.7% higher than the same period of 2005, while revenues in Mexico totaled 33.1 billion pesos, almost the same amount as last year since we did not increase rates for the sixth consecutive year. In Brazil, revenues totaled 2.1 billion reais in the quarter, 6.9% higher than the same quarter of the previous year. In the other Latin American operations total revenues were the equivalent of 102.7 million dollars, 13.1% more than in 2005.

  Consolidated EBITDA (1) totaled 17.7 billion pesos, a decrease of 11.5% due to an increase in interconnection expenses in Mexico reflecting the introduction of domestic and international calling party pays; a charge of 201 million pesos in the fourth quarter of 2005 related to an agreement with a data operator that reduced uncollectables; and a charge of 222 million reais related to income tax contingencies for incoming long distance services; and for non-recurring additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax. The EBITDA (1) margin was 39.5%, 5.9 percentage points lower than 2005, and operating income totaled 11.6 billion pesos.

  Majority net income in the quarter was 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, a decrease of 5.1% compared with the same period of last year and earnings per ADR were 67 US cents, an increase of 1.5%, compared with the fourth quarter of 2005. In 2006, majority net income totaled 28.5 billion pesos, 4.9% lower than in 2005.

  For the year consolidated net debt (3) increased the equivalent of 1.199 billion dollars to a year-end total of 7.519 billion dollars.

  Consolidated capital expenditures (Capex) was equivalent to 2.009 billion dollars for 2006. Share repurchases totaled 23.789 billion pesos for the full year.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Recent Events

Cash tender offer for shares of Embratel

On November 6, 2006, the initial period for the cash tender offer for common and preferred shares of Embratel Partiçpacoes ("Embratel Holdings") expired. As a result of the tender offer, TELMEX acquired 90.3% of the preferred shares (including 79% of the preferred shares represented by ADSs) and 26.5% of the common shares of Embratel Holdings. Through its subsidiaries, at year-end 2006 TELMEX owned 95.9% of all preferred shares, 98.0% of all common shares and 97.0% of all common and preferred shares, taken as a whole, of Embratel Holdings. As of February 12, 2007, as a result of purchases during the initial offering period and subsequent purchases, TELMEX increased its ownership in Embratel Holdings to approximately 96.8% of the preferred shares, 98.0% of the common shares and 97.4% of the total number of common and preferred shares, taken as a whole.

Acquisition of TV Cable and Cable Pacífico in Colombia

On December 4, 2006, TELMEX announced agreements with the controlling partners of TV Cable and the controlling partners of Cable Pacífico for TELMEX to acquire 100% of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. ("TV Cable") and 97.5% of TV Cable del Pacífico S.A. E.S.P. ("Cable Pacífico").

TV Cable offers cable TV, Internet and voice over IP services and has been in operation for 20 years. The company operates in Bogota and Cali. Cable Pacífico operates in nine states, and its main operation is in Medellin. Both transactions are subject to regulatory approvals and other conditions established in the agreements.

Acquisition of Boga

Further applying the regional growth strategy while staying within our strategic range of products and services, TELMEX is in the process of acquiring Boga, a cable TV company in Peru. This company mainly operates in the cities of Lima and Chiclayo.

Amendments to TELMEX's Bylaws

On December 5, 2006, TELMEX announced that at its Extraordinary Shareholders' Meeting, held in accordance with requirements established in the current Mexican Securities Law, shareholders approved amendments to its bylaws that adjust the integration, organization and operation of its corporate bodies. The amended bylaws are available in www.telmex.com in the Investor Relations section.

Consolidated Income Statements

Revenues: In the fourth quarter, consolidated revenues increased 1.7%, mainly due to the increases in domestic long distance, Internet and corporate networks revenues of 8.2%, 8.9% and 10.9%, respectively, as well as the 17.6% increase in other revenues, comprised primarily of Yellow Pages and Tiendas TELMEX (TELMEX stores). In contrast, local service revenues and international long distance revenues decreased 7.9% and 5.7%, respectively. For the twelve months, revenues totaled 175 billion pesos, an increase of 0.9% compared with 2005.

Costs and expenses: Costs and expenses increased 9.4%, mainly due to the increase in interconnection charges in Mexico from the introduction of domestic and international calling party pays but also reflecting the fourth-quarter 2005 agreement with a data operator that decreased uncollectables by 201 million pesos as well as the recognition of 222 million reais of income tax contingencies related to incoming international long distance traffic and for additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax at Embratel. For the full year, costs and expenses totaled 126.7 billion pesos, 4.2% higher than in 2005.

EBITDA (1) and operating income: EBITDA (1) totaled 17.7 billion pesos in the fourth quarter, a decrease of 11.5% compared with the same period of 2005. The EBITDA margin was 39.5%. Operating income totaled 11.6 billion pesos, 15.3% lower than the fourth quarter of 2005. For the twelve months, EBITDA (1) totaled 72.9 billion pesos and operating income totaled 48.3 billion pesos.

Comprehensive financing cost: Comprehensive financing cost generated a credit of 224 million pesos in the quarter, this resulted from: i) a net interest charge of 667 million pesos due to a non-recurring gain of 603 million reais due to a favorable resolution from Brazil's Supreme Court regarding Embratel's income tax, offset by a recognized provision related to income tax from incoming international long distance traffic of 306 million reais, and a recognition of an impairment in Chile of 27 million dollars, ii) a net exchange loss of 145 million pesos from the fourth-quarter's exchange rate appreciation of 0.1747 pesos per dollar, partially offset by the 6.5 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.08 pesos per dollar) and the 272 million dollars in dollar-reais hedges (weighted average exchange rate: 2.4944 reais per dollar), and iii) a gain in the monetary position of 1 billion pesos.

Majority net income: Majority net income in the fourth quarter totaled 7.401 billion pesos, 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, and earnings per ADR were 67 US cents. For the twelve months, majority net income totaled 28.534 billion pesos, a decrease of 4.9% compared with the same period of last year.

Free cash flow: At December 31, resources provided by operating activities totaled 55.785 billion pesos, of which 23.789 billion pesos were used in share repurchases, 8.948 billion pesos in dividend payments and the rest in several investments.

Investments: In 2006, consolidated capital expenditures (capex) was the equivalent of 2.009 billion dollars, of which 78.4% was used for growth projects in the voice, data and transport infrastructure, 18.1% for operational support projects and operating needs, and 3.5% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 9.263 billion dollars, an increase of 771 million dollars from a year ago. Consolidated net debt (3) increased in the year to the equivalent of approximately 1.199 billion dollars, totaling 7.519 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Repurchase of shares: For the twelve months, the company used 23.789 billion pesos to repurchase its own shares. During the quarter 1.976 billion pesos were used to repurchase 134 million 489 thousand shares.

Mexico Operating Results

Lines in service

The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.

In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.

At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.

Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with more than 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.

Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.

Local traffic

During the fourth quarter, local traffic decreased 2.2% compared with the same period in 2005, with a total of 6.491 billion local calls. Local traffic volume has been affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. For the twelve months, total local traffic was 26.575 billion calls, 0.4% lower than the same period of the previous year.

On the other hand, the measured service packages "Línea Más Negocio," launched in February 2005, reached 536 thousand services and "Línea Hogar," launched a year later, totaled 361 thousand services at year-end. These packages have allowed evolving the mix of revenues from single voice and data services to multi-service packages with monthly fixed revenues.

Long distance traffic

Domestic long distance (DLD) decreased 1.2% compared with the fourth quarter of 2005, totaling 4.424 billion minutes. A significant factor was the introduction of domestic calling party pays, which reached 136.9 million minutes in the quarter. If this effect were eliminated, domestic long distance would have increased 1.9%.

In the quarter, outgoing and incoming international long distance (ILD) traffic maintained its growth trend due to the introduction of packages. Increases of 1.5% and 15.8% compared with the same period a year earlier brought total minutes to 455 million and 1.809 billion, respectively. The incoming-outgoing ratio was 4. For the full year, international outgoing traffic totaled 1.876 billion minutes and incoming international traffic totaled 7.037 billion minutes, for increases of 4.8% and 31.8%, respectively.

Domestic and international long distance packages totaled 1.6 million customers at year-end, 32.4% more than in 2005.

Interconnection

In the fourth quarter, interconnection traffic increased 17.4%, totaling 10.339 billion minutes. Calling party pays traffic increased 19.9% due to the introduction of domestic and international calling party pays in November 2006. If we eliminate this effect, calling party pays traffic would have increased 6.9%. Traffic from local and international operators increased 12.9%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 32.5%. For the full year, interconnection traffic totaled 39 billion minutes, an increase of 12.1%.

Internet and Corporate networks

In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. The growth of Internet services has been supported by the sale of PC's that has made TELMEX the number one retailer of PC's in Mexico for two consecutive quarters. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.

Billed line equivalents of 64 Kbps to corporate customers increased 15.9% compared with the previous year, reaching 2.3 million. In particular, penetration of these services has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher quality service levels.

Mexico Financial Results

Revenues: Revenues in the fourth quarter totaled 33.1 billion pesos, a level similar to that in the same period of the previous year, due the increases of 12.7% in revenues of Internet access, 11% in interconnection revenues because of the introduction of domestic and international calling party pays, and 25.1% in other revenues, mainly comprised by Yellow Pages and Tiendas TELMEX (TELMEX Stores), partially offset by the rate reduction in real terms of local and long distance, as well as the introduction of packages that decreased the revenue per unit but increased traffic. For the twelve months, total revenues were 128.3 billion pesos, 1.1% lower than the same period of 2005.

  Local: Local revenues totaled 13.7 billion pesos in the fourth quarter, a decrease of 4.2%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.4% and 1.2%, respectively, and the decrease of public telephony traffic due to competition from both cellular companies and other fixed telephony operators. For the twelve months, local revenues totaled 56.1 billion pesos, a decrease of 3.3% compared with 2005.

  DLD: DLD revenues totaled 4.1 billion pesos in the fourth quarter, 8.7% lower than the fourth quarter of 2005 due to a 7.6% decrease in the average revenue per minute in real terms and the introduction of domestic calling party pays, which reduced domestic long distance traffic and transferred it to interconnection traffic. For the twelve months, DLD revenues totaled 17.5 billion pesos, a decrease of 3.8%.

  ILD: In the fourth quarter, ILD revenues totaled 2.4 billion pesos, a decrease of 4.6% compared with the fourth quarter of 2005. Revenues from outgoing traffic declined 12.4% to 1.5 billion pesos due to the 13.7% decrease in the average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. Incoming international long distance revenues totaled 1 billion pesos, an increase of 10.6%. For the twelve months, ILD revenues totaled 10.1 billion pesos, a decrease of 0.6%.

  Interconnection: In the fourth quarter, interconnection revenues increased 11% to 4.8 billion pesos compared with the same period of 2005, due to the introduction of domestic and international calling party pays. If we eliminate this effect, interconnection revenues would have decreased 1.3%, because of the 10% reduction of the calling party pays rate which was not offset by the increase in traffic. For the twelve months, interconnection revenues totaled 17.4 billion pesos, a decrease of 4%.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 2.6 billion pesos, a decrease of 10.4% compared with the same period of 2005. This reduction was due to more competition and a decrease in margins in this market segment, which now includes more than twenty service providers. For the twelve months, corporate networks revenues totaled 10.8 billion pesos, essentially flat with the 2005 level.

  Internet: Revenues from services related to the Internet platform rose 12.7% in the fourth quarter, or 2.5 billion pesos, due to the increase in the number of broadband customers. For the twelve months, Internet revenues totaled 9.6 billion pesos, an increase of 12.9% compared with the same period of the previous year.

Costs and expenses: In the fourth quarter, total costs and expenses were 21 billion pesos, an increase of 1.4%. This increase was due to higher interconnection costs (domestic and international calling party pays). If this effect were eliminated, costs and expenses would have decreased 1.5% as a result of cost control initiatives, as well as lower depreciation and amortization charges. For the twelve months, total costs and expenses were 80.5 billion pesos, 2.2% lower than the same period of 2005.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 2.2%, totaling 7.6 billion pesos due to lower maintenance expenses and to the initiatives that were carried out to optimize resource use, offsetting the increase in the cost of computers driven by higher sales. For the twelve months, costs of sales and services totaled 30 billion pesos, a decrease of 2%.

  Commercial, administrative and general: Commercial, administrative and general expenses increased 1.7% to 5 billion pesos in the fourth quarter due to an increase in uncollectables as a result of the fourth-quarter 2005 agreement with a data operator that decreased the uncollectables charge by 201 million pesos. For the twelve months, commercial, administrative and general expenses totaled 19.5 billion pesos, an increase of 1.6%.

  Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.9 billion pesos, an increase of 17.3% compared with the same period of 2005 due to the introduction of domestic and international calling party pays. For the twelve months, transport and interconnection costs totaled 12.9 billion pesos, similar to 2005.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.2% to 4.4 billion pesos compared with the same period of 2005, due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years. For the twelve months, depreciation and amortization decreased 8%, totaling 18.1 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 16.7 billion pesos in the fourth quarter, a decrease of 3.3% compared with the same period of last year. The EBITDA margin was 50.4%, a decrease of 1.6 percentage points compared with the fourth quarter of 2005. Operating income totaled 12.3 billion pesos, 3% lower than the fourth quarter of 2005, and the operating margin was 37.1%. For the twelve months, EBITDA (1) totaled 65.8 billion pesos with a margin of 51.3%, and operating income totaled 47.8 billion pesos with a margin of 37.2%.

Investments: In Mexico, total capital expenditures (capex) were 1.166 billion dollars, of which 74.9% was used for growth and modernization projects for the voice, data and transport infrastructure, 19.3% for operational support projects and operating needs, and 5.8% for social telephony.

Debt: At December 31, total debt was the equivalent of 8.013 billion dollars, an increase of 213 million dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 697 million dollars to a total of 6.603 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Latin America Financial Results

Brazil

In Brazil, efforts have been focused on consolidating Embratel's position in the data business for the commercial segment and increase local service offerings for the residential segment, resulted in an increase of 34.5% of billed line equivalents and an increase in local customers of 31.6% compared with the fourth quarter of 2005. At December 31, the company provided Net Fone services through Net's infrastructure to 181.9 thousand customers. Local and domestic long distance traffic showed increases of 27.1% and 20.2% in the quarter, respectively, compared with the same period of 2005. For the full year, local traffic and domestic long distance traffic increased 39.4% and 16.2%, respectively.

In the fourth quarter, revenues from the operations in Brazil totaled 2.082 billion reais, 6.9% higher than the same quarter of the previous year. Higher revenues were mainly due to the 10.4% increase in the data business, to the 19.2% increase in local services, and the 5.5% increase in domestic long distance. For the twelve months, revenues totaled 8.220 billion reais, 6.9 % higher than last year.

During the quarter, Embratel recognized income tax contingencies related to incoming international long distance for 222 million reais, as well as an additional charge regarding ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge related to the ICMS tax was approximately 632 million reais for the full year. This effect, along with higher costs related to an increase in sales and charges related to the Telecommunications Service Universal Fund (FUST), generated costs and expenses in the quarter of 2.210 billion reais, an increase of 17.7% compared with the fourth quarter of the previous year.

EBITDA (1) totaled 154 million reais in the fourth quarter and 1.155 billion reais for the twelve months. Operating income had losses of 62 million reais in the quarter and for the full year, operating income totaled 57 million reais. If the non-recurring effects were eliminated, EBITDA (1) and operating income would have been 468 million reais and 252 million reais, respectively in the quarter.

Argentina

In the quarter, revenues from the operations in Argentina totaled 91.6 million Argentinean pesos, an increase of 8.5% compared with the same period of the previous year due to increases in revenues of 19.4% in the corporate and Internet businesses, 5.3% in long distance and 25% in the local services, offset by the decrease in interconnection revenues with other operators. Operating costs and expenses totaled 99.7 million Argentinean pesos in the quarter, an increase of 9.8% due to the increase in network maintenance costs and advertising expenses to expand the customer base. In the quarter, EBITDA (1) totaled 7 million Argentinean pesos with a margin of 7.7%. The operating loss was 8.1 million Argentinean pesos in the quarter.

Colombia

In Colombia, revenues totaled 54.511 billion Colombian pesos in the fourth quarter, 52.4% higher than the same period of 2005. Higher revenues were mainly due to the integration of sites of several corporate customers and the integration of Superview (a cable TV company) since November 2006 that contributed with 7.876 billion Colombian pesos. Costs and expenses increased 62.8%, totaling 43.186 billion Colombian pesos, mainly due to the incorporation of Superview that contributed with 8.245 billion Colombian pesos and to the 17.2% increase in transport and interconnection expenses for additional services. Operating income totaled 11.325 billion Colombian pesos compared with operating income of 9.239 billion Colombian pesos in the year-ago fourth quarter, an increase of 22.6%. The operating margin was 20.8%. EBITDA (1) totaled 20.570 billion Colombian pesos with a margin of 37.7%, compared with EBITDA (1) of 16.053 billion Colombian pesos in the same period of the previous year.

Chile

In the fourth quarter, revenues totaled 16.625 billion Chilean pesos, an increase of 0.5% compared with the same period of 2005. Revenues from the corporate networks and Internet and local service businesses increased 15% and 42.6%, respectively, compared with the same quarter of 2005. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 5.7%, compared with the fourth quarter of the previous year.

Costs and expenses in the fourth quarter totaled 18.277 billion Chilean pesos, an increase of 13.3% compared with the same period of 2005. Costs of sales and services increased 27.8% due to the increase in network maintenance costs related to growth in local services and to the 6.1% increase in transport and interconnection costs. In the quarter, there was an operating loss of 1.652 billion Chilean pesos compared with operating income of 413 million Chilean pesos in the same period of the previous year. EBITDA (1) in the quarter totaled 1.817 billion Chilean pesos with a margin of 10.9%.

Peru

From October to December, total revenues were 55.3 million New Soles, an increase of 7.4% compared with the same period of 2005. The data business, which represents 34.3% of revenues, increased 22.6%. Voice business revenues were flat compared with the previous year since the 27.9% increase in lines in service offset the decrease in interconnection revenues with other operators. In the quarter, costs and expenses grew 8.8% due to the increase of 7.9% in transport and interconnection costs compared with 2005. Operating income in the quarter totaled 0.9 million New Soles compared with 1.5 million New Soles in the same period of 2005. EBITDA (1) in the fourth quarter totaled 13 million New Soles with a margin of 23.5% compared with EBITDA (1) of 13.9 million New Soles in the same period of 2005.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,474	Ps.	14,218	(5.2)	Ps.	55,595	Ps.	57,779	(3.8)
LADA interconnection		1,053		1,102	(4.4)		4,463		4,395	1.5
Interconnection with operators		469		255	83.9		1,619		1,481	9.3
Interconnection with cellular		3,784		4,042	(6.4)		15,117		16,561	(8.7)
Other		2,301		2,629	(12.5)		9,342		9,256	0.9
Total		21,081		22,246	(5.2)		86,136		89,472	(3.7)

Costs and expenses
Cost of sales and services		5,850		5,576	4.9		21,843		22,672	(3.7)
Commercial, administrative and general		4,231		3,841	10.2		16,791		15,808	6.2
Interconnection		2,834		3,174	(10.7)		11,360		12,503	(9.1)
Depreciation and amortization		2,680		3,121	(14.1)		11,974		13,101	(8.6)
Total		15,595		15,712	(0.7)		61,968		64,084	(3.3)

Operating income	Ps.	5,486	Ps.	6,534	(16.0)	Ps.	24,168	Ps.	25,388	(4.8)

EBITDA (1)	Ps.	8,166	Ps.	9,655	(15.4)	Ps.	36,142	Ps.	38,489	(6.1)

EBITDA margin (%)		38.7		43.4	(4.7)		42.0		43.0	(1.0)
Operating margin (%)		26.0		29.4	(3.4)		28.1		28.4	(0.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,952	Ps.	4,309	14.9	Ps.	17,678	Ps.	17,335	2.0
International long distance		2,239		2,184	2.5		8,927		8,902	0.3
Total		7,191		6,493	10.8		26,605		26,237	1.4

Costs and expenses
Cost of sales and services		1,350		1,394	(3.2)		5,367		5,635	(4.8)
Commercial, administrative and general		1,287		1,426	(9.7)		5,423		5,390	0.6
Interconnection to the local network		1,803		968	86.3		4,800		3,870	24.0
Depreciation and amortization		529		655	(19.2)		2,381		2,687	(11.4)
Total		4,969		4,443	11.8		17,971		17,582	2.2

Operating income	Ps.	2,222	Ps.	2,050	8.4	Ps.	8,634	Ps.	8,655	(0.2)

EBITDA (1)	Ps.	2,751	Ps.	2,705	1.7	Ps.	11,015	Ps.	11,342	(2.9)

EBITDA margin (%)		38.3		41.7	(3.4)		41.4		43.2	(1.8)
Operating margin (%)		30.9		31.6	(0.7)		32.5		33.0	(0.5)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at December 31, 2006 and 2005 rose $2,798,615 and $2,398,445, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At December 31, 2006 and 2005, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years. On August 11, 2006 the loan was restructured again in order to improve the credit conditions and increase the total amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars due in three years, the second one for 1 billion dollars due in five years and the third one for 700 million dollars due in seven years.

On June 30, 2006 Telmex signed a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each one, due in four and six years, respectively.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1.5 billion, maturing in 2006 and bearing 8.25% annual, interest payable semi-annually. From January to December, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $431.6 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 15.6 million. On January 26, 2006, Telmex paid the outstanding balance that amounted U.S.$1,068.4 million.

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 31, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid semi-annually.

On July 2006, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with fixed rates of 7.52% and 8.57%, respectively.

S 29 STOCK MARKET LOANS (LONG-TERM)

At December 31, 2006 and 2005, this item rose to $ 35,607,625 and $ 38,391,337, respectively and is comprised by the following:

	2006	2005
Domestic Senior Notes	Ps 1,200,000	Ps. 7,027,680
Bonds	29,907,625	31,363,657
Global peso Senior Notes	Ps 4,500,000	0

S 32 OTHER LIABILITIES

At December 31, 2006 and 2005, this item rose to Ps 2,037,605 and Ps. 1,975,290, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 235,215 and 148,561 at December 31, 2006 and 2005 respectively, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In October 9, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,931,293 (face value).

From January to Decembre 2006, the Company acquired 1.838 billion Series L shares for Ps 23,737,186 (historical cost of Ps. 23,092,355) and 3.9 million Series A shares for Ps. 52,122 (historical cost of Ps. 50,682).

From January to December 2005, the Company acquired 1,577.6 million Series L shares for Ps. 18,329,752 (historical cost of Ps. 16,926,983) and 6.2 million Series A shares for Ps. 71,372 (historical cost of Ps. 65,761).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired from January 1, 2005 to May 20, 2005.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 58 OTHER CURRENT LIABILITIES

At December 31, 2006 and 2005, this item rose to Ps. 32,147,199 and Ps. 27,100,997 respectively and is comprised by the following concepts:
	2006	2005
Accounts payable	Ps. 18,885,308	Ps 16,040,295
Accrued liabilities	11,103,072	8,993,061
Deferred credits	2,158,819	2,067,641

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company has pensions plans and seniority benefit premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to December 2006, there were not contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

S 49 GOODWILL

The increase of Ps. 426,882 is mainly due to: (i) increase of Ps. 2,331,467 for the following acquisitions: 13% of 2wire, Inc., 2.8% of additional interest in the affiliate Net Serviços de Comunicaçao, S.A., 99.2% of Superview Telecomunicaciones, S.A. and 80% of Sección Amarilla U.S.A., LLC (formerly Cobalt Publishing, LLC); (ii) decrease due to purchase adjustments in the amount of Ps. 1,794,645; (ii) decrease due to impairment to income in the amount of Ps. 294,241 and; (iv) increase due to effect of translation of foreign entities of Ps. 184,301.

COMPREHENSIVE INCOME

In 2006 and 2005, the components of comprehensive income are presented as follows:

	2006	2005
Net income for the period	Ps. 29,061,832	Ps. 30,904,118
Deficit from holding non-monetary assets, net of deferred taxes	(3,365,237)	(5,999,915)
Effect of market value of Swaps, net of deferred taxes	(121,475)	(175,999)
Effect of securities available for sale:
Gain for the year		1,749,490
Gain on sale recognized in income	0	(533,842)
Effect of translation of foreign entities, net	4,545,281	768,117
Gain on dilution in investment in affiliate	853,081

Comprehensive Income	30,973,482	26,711,969

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2005 financial statements have been reclassified to conform the presentation with the same used in the 2006 year.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,052,476	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	364,172,289	100.00
Arrendadora de Servicios de Telecomunicaciones S.A.	Equipment leasing	50,000	100.00
Telmex Chile Holding S.A.	Telecommunications services	158,829,369,072	100.00
Telmex Colombia S. A.	Telecommunications services	176,669,199	100.00
Superview Telecomunicaciones, S.A.	Cable TV operator	57,447,495	99.15
Telmex Perú S. A.	Telecommunications services	4,187,416	100.00
Creo Sistemas S.A.C.	Software development, sales & management	10	100.00
Embratel Participações, S.A.	Telecommunications services	958,734,701,175	96.96

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	432,208
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	109,551
TM and MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	62,463
Net Serviços de Comunicação, S.A.	Cable TV operator	116,548,220	39.87	5,341,855	2,177,845
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	51,183
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	166,610
TOTAL INVESTMENT IN ASSOCIATES				6,645,602	2,999,860
OTHER PERMANENT INVESTMENTS					6,576
T O T A L				6,645,602	3,006,436

NOTES:

The 39.87 % corresponds to the percentage held directly and indirectly by Embratel Participações, S.A. in Net Serviços de Comunicação, S.A., therefore, the TELMEX's indirect effective holding in Net is 38.58%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

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Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	6.12	0	0	0	0	0	0	0	174,945	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.57	0	0	0	0	0	0	0	30,730	6,030	2,960	0	0
DEXIA BANK (1)	31/12/2014	6.37	0	0	0	0	0	0	0	269,117	192,995	192,995	138,916	106,009
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.92	0	0	0	0	0	0	0	51,284	21,805	5,695	0	0
EXPORT DEVELOPMENT C. (1)	22/07/2011	5.67	0	0	0	0	0	0	0	33,714	33,714	33,713	33,713	33,713
JAPAN BANK INT. COOP. (1)	10/10/2011	6.25	0	0	0	0	0	0	0	932,205	932,204	932,204	932,204	932,074
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	21,195	21,195	21,195	21,195	160,956
SOCIETE GENERALE PARIS (1)	14/05/2007	6.12	0	0	0	0	0	0	0	15	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.49	0	0	0	0	0	0	0	839,247	982,026	938,749	1,107,070	1,282,465
VARIAS INSTITUCIONES (2)	01/07/2027	7.67	0	0	0	0	0	0	0	2,998,820	2,797,630	686,702	601,113	1,368,950
0	00/01/1900	0.00	0	0	0	0	0	0	0	0	0	0	0	0
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	7.37	0	800,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	7.74	0	500,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	07/07/2010	5.57	0	0	0	0	0	0	0	0	0	0	2,718,875	0
BBVA BANCOMER (1)	07/07/2012	5.62	0	0	0	0	0	0	0	0	0	0	0	2,718,875
CITIBANK, N.A. (1)	20/10/2009	5.57	0	0	0	0	0	0	0	0	0	14,138,150	0	0
CITIBANK, N.A. (1)	20/10/2011	5.62	0	0	0	0	0	0	0	0	0	0	0	10,875,500
CITIBANK, N.A. (1)	11/08/2013	5.70	0	0	0	0	0	0	0	0	0	0	0	7,612,850
OTHER
TOTAL BANKS			0	1,300,000	0	0	0	0	0	5,351,272	4,987,599	16,952,363	5,553,086	25,091,392

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.00	0	1,650,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,000,000	0	400,000	0	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.10	0	3,250,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 06 (4)	15/09/2011	7.64	0	0	0	0	0	500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	10,875,500	0	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,700,400
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	10,331,725	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	5,900,000	0	400,000	0	5,300,000	0	0	10,875,500	0	10,331,725	8,700,400

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			0	32,147,199	0	0	0	0	0	0	0	0	0	0

TOTAL			0	39,347,199	0	400,000	0	5,300,000	0	5,351,272	15,863,099	16,952,363	15,884,811	33,791,792

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.3700 at December 29, 2006
  TIIE at 28 days is equivalent to 7.3675 at December 29, 2006
  TIIE at 91 days is equivalent to 7.6600 at December 28, 2006
  CETES at 182 days is equivalent to 7.2000 at December 28, 2006

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2006 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	7,964,048	10.88
EURO (EUR)	31,812	14.32

E.- There are other liabilities in foreign currency for an equivalent amount of P. 774,860 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	674,220	7,332,479	1,732,606	18,842,951	26,175,430

LIABILITIES	8,196,595	89,142,069	1,723,640	18,745,460	107,887,529
SHORT-TERM LIABILITIES	668,924	7,274,883	1,666,183	18,120,581	25,395,464
LONG-TERM LIABILITIES	7,527,671	81,867,186	57,457	624,879	82,492,065

NET BALANCE	(7,522,375)	(81,809,590)	8,966	97,491	(81,712,099)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.88
EURO	14.33
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.55
BRAZILIAN REAL	5.09
PERUVIAN SOL	3.40
COLOMBIAN PESO	0.0049

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	42,457,783	101,967,712	(59,509,929)	0.59	(351,109)
FEBRUARY	32,989,353	92,593,835	(59,604,482)	0.25	(149,011)
MARCH	35,394,769	93,820,697	(58,425,928)	0.10	(58,426)
APRIL	33,795,432	93,845,126	(60,049,694)	0.13	(78,065)
MAY	35,118,558	93,703,248	(58,584,690)	(0.44)	257,773
JUNE	35,595,556	94,566,926	(58,971,370)	0.16	(94,354)
JULY	35,511,288	95,266,029	(59,754,741)	0.12	(71,706)
AUGUST	42,091,723	101,712,741	(59,621,018)	0.42	(250,408)
SEPTEMBER	46,269,250	106,383,370	(60,114,120)	0.92	(553,050)
OCTOBER	47,753,627	108,986,891	(61,233,264)	0.78	(477,619)
NOVEMBER	47,996,528	107,765,570	(59,769,042)	0.47	(280,914)
DECEMBER	42,254,684	105,503,602	(63,248,918)	0.49	(309,920)
RESTATEMENT	0	0	0	0.00	(39,849)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(120,805)
OTHER	0	0	0	0.00	124,171
TOTAL					(2,453,292)

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2006, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	56,140,123	0.0
LONG DISTANCE SERVICE	0	23,904,503	0.0
INTERCONNECTION	0	17,533,658	0.0
CORPORATE NETWORKS	0	10,650,175	0.0
INTERNET	0	9,570,868	0.0
OTHERS	0	6,893,213	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,919,997	0
LOCAL SERVICE	0	4,288,354	0
LONG DISTANCE SERVICE	0	25,614,594	0
INTERCONNECTION	0	830,929	0
CORPORATE NETWORKS	0	12,043,311	0
INTERNET	0	2,724,691	0
OTHERS	0	891,707	0
TOTAL		175,006,123

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,752,669
CORPORATE NETWORKS	0	7,416
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	167,328
LOCAL SERVICE	0	4,288,354
LONG DISTANCE SERVICE	0	25,614,594
INTERCONNECTION	0	830,929
CORPORATE NETWORKS	0	12,035,895
INTERNET	0	2,724,691
OTHERS	0	891,707
TOTAL		50,313,583
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	445,991,548	0	0	445,991,548	5,575	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,642,530,540	0	0	11,642,530,540	145,532	0
TOTAL			20,203,118,170	0	8,114,596,082	12,088,522,088	252,539	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							20,203,118,170

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 06 Oct-Dec	% of Advance	Amount used 2006	Budget 2006	% of Advance

DATA	1,102,266	25.7	3,333,328	4,285,501	77.8
INTERNAL PLANT	542,368	34.4	1,161,001	1,576,684	73.6
OUTSIDE PLANT	813,940	26.6	2,721,756	3,065,241	88.8
TRANSMISSION NETWORK	965,132	40.6	2,022,987	2,378,910	85.0
SYSTEMS	311,737	30.8	457,407	1,011,387	45.2
OTHERS	1,414,709	34.3	3,316,251	4,121,301	80.5

TOTAL INVESTMENT TELMEX MEXICO	5,150,152	31.3	13,012,730	16,439,024	79.2

LATINOAMERICA	621,485	31.8	1,869,054	1,951,421	95.8
EMBRATEL	2,040,291	30.5	7,449,774	6,680,507	111.5

TOTAL INVESTMENT	7,811,928	31.2	22,331,558	25,070,952	89.1

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at the end of the fiscal year; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE SUBDIRECTOR OF FINANCE C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS (INDEPENDENT)	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	SR.	ROMULO	O FARRIL JR.	(deceased in May 2006)
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Fourth Quarter 2006.